Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 13, 2013, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Bridgepoint Education, Inc. by Barclays Capital Inc., the dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Offer to Purchase for Cash

by

BRIDGEPOINT EDUCATION, INC.

of

Up to 10,250,000 Shares of its Common Stock

at a Purchase Price of $19.50 Per Share

Bridgepoint Education, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 10,250,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share (the “common stock”), at a purchase price of $19.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 11, 2013,

UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, all references to “shares” shall refer to the common stock of the Company.

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors, the Dealer Manager, the Depositary or the Information Agent is making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares, and we have not authorized any person to make any such recommendation. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should discuss whether to tender their shares with their broker or other financial and tax advisor.

Stockholders desiring to tender shares must either (1)(a) complete and sign the Letter of Transmittal, or a manually signed facsimile, in accordance with the instructions to the Letter of Transmittal, have their signature guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or a manually signed facsimile, together with any other required documents, including the share certificates, to the Depositary or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, or (2) request their bank, broker, dealer, trust company or other nominee to effect the transaction. Stockholders who have shares registered in the name of a bank, broker, dealer, trust company or other nominee must contact that institution if they desire to tender those shares.

Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered if more than the number of shares the Company seeks are properly tendered and not properly withdrawn. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 1,091,522 shares, based on 54,576,091 shares of our common stock issued and outstanding as of October 31, 2013). See Sections 1 and 15 of the Offer to Purchase.

The term “Expiration Time” means 5:00 p.m., New York City time, on December 11, 2013, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 10,250,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all their shares and do not properly withdraw them before the Expiration Time;

•	second, on a pro rata basis from all other stockholders who properly tender shares and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase up to 10,250,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), to the extent feasible, by random lot from holders who have tendered shares conditionally (for which the condition was not initially satisfied). To be eligible for purchase by random lot, stockholders who conditionally tender their shares must have tendered all of their shares.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on January 10, 2014, after which time, if not repurchased, the Company would be required to return such shares. For such withdrawal to be effective, Wells Fargo Shareowner Services must timely receive a written or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding on all persons participating in the Offer, subject to such participant disputing such determination in a court of competent jurisdiction. None of the Company, Wells Fargo Shareowner Services, as the Depositary, MacKenzie Partners Inc., as the Information Agent, Barclays Capital Inc., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In certain circumstances, a tendering stockholder whose Shares are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.

A non-U.S. stockholder generally will be subject to withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines, based on documentary evidence provided by the non-U.S. stockholder, that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. A non-U.S. stockholder may be eligible to file for a refund of all or a portion of such tax withheld if the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in the Offer to Purchase are met or if such stockholder is entitled to a reduced or zero rate of withholding pursuant to an income tax treaty and the Depositary withheld at a higher rate. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

If we complete the offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. As a result, the Company’s Board of Directors believes that investing in the Company’s own shares in this manner is an appropriate use of capital and an efficient means to provide value to its stockholders.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

The Information Agent for the Offer is:

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Barclays

745 Seventh Avenue

New York, New York 10019

Call Toll-free: (888) 610-5877

November 13, 2013